John Deere Capital Corporation

1 East First Street, Suite 600, Reno, NV 89501

Todd E. Davies

Corporate Secretary

Phone: 309-765-5161

Fax (309) 749-0085 or (309) 765-5892

Email: DaviesToddE@JohnDeere.com

20 May 2015

Division of Corporation Finance

Securities and Exchange Commission
Washington, D.C. 20549

Attention:            Arthur C. Sandel

Special Counsel

Subject:                                           John Deere Owner Trust 2012
John Deere Owner Trust 2012-B
John Deere Owner Trust 2014
John Deere Owner Trust 2014-B
Forms 10-K for the Fiscal Year Ended October 31, 2014
Filed January 28, 2015
File Nos. 333-176018-01, 333-176018-02, 333-176018-05, 333-197204-01

Dear Mr. Sandel:

On behalf of John Deere Owner Trust 2012, a Delaware statutory trust (“JDOT 2012”), John Deere Owner Trust 2012-B, a Delaware statutory trust (“JDOT 2012-B”), John Deere Owner Trust 2014, a Delaware statutory trust (“JDOT 2014”), and John Deere Owner Trust 2014-B, a Delaware statutory trust (“JDOT 2014-B” and, collectively with JDOT 2012, JDOT 2012-B and JDOT 2014, “Registrants”) , set forth below is the Registrants’ response to the comment of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”), dated May 11, 2015, pertaining to each Registrant’s Forms 10-K for the fiscal year ended October 31, 2014. The italicized paragraph below sets forth your letter’s comment, followed by our response to that comment.

1.            We note your certifications do not follow the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K. Specifically, in each case, the title of the certification includes language that is not part of Item 601(b)(31)(ii) and should only state “Certification,” and your second paragraph refers to “statement of material fact” rather than “statement of a material fact.” Additionally, the signature block of each certification suggests that the issuing entity, rather than a natural person in his or her individual capacity, is providing the certification. Refer to the last sentence of note 1 to Item 601(b)(31)(ii). Please file amended certifications that conform to the form, content and signature requirements of Item 601(b)(31)(ii). Also, please confirm that, in future filings for these and any other transactions for which John Deere Capital

20 May 2015

Corporation acts as servicer, your certifications will conform to the specific requirements of Item 601(b)(31)(ii).

The Registrants agree with your comment and in response thereto have each filed an Amendment No. 1 on Form 10-K/A concurrently with this response to address each point outlined above. The Registrants confirm that, in future filings for these and any other transactions for which John Deere Capital Corporation acts as servicer, their certifications will conform to the specific requirements of Item 601(b)(31)(ii).

2.            We note that, in the first paragraph of the certification provided with respect to the Form 10-K of John Deere Owner Trust 2014-B, you identify the issuing entity as “John Deere Owner Trust 2014.” In your amended certification, please revise accordingly.

JDOT 2014-B agrees with your comment and in response thereto has filed an Amendment No. 1 on Form 10-K/A concurrently with this response to correctly identify the issuing entity in the certification.

As you requested in your letter dated May 11, 2015, each Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (309) 765-5161.

Sincerely,

/s/ Todd E. Davies
Todd E. Davies
Corporate Secretary